Exhibit 2: Income Statement (Six Months Ended June 30, 2007)

		Ch$ millions		US$ millions (1)%
		30-June-07	30-June-06	30-June-07	30-June-06	Change

Net sales		283.301	258.674	537,7	491,0	9,5%

Cost of goods sold		(133.871)	(125.237)	(254,1)	(237,7)	6,9%
	% of sales	47,3%	48,4%	47,3%	48,4%

Gross profit		149.430	133.437	283,6	253,3	12,0%
	% of sales	52,7%	51,6%	52,7%	51,6%

SG&A		(104.044)	(99.695)	(197,5)	(189,2)	4,4%
	% of sales	36,7%	38,5%	36,7%	38,5%

Operating income		45.385	33.743	86,1	64,0	34,5%
	% of sales	16,0%	13,0%	16,0%	13,0%

Non-operating result
	Financial income	1.225	1.228	2,3	2,3	-0,3%
	Equity in NI of rel. companies	(284)	76	(0,5)	0,1	NM
	Other non-operating income	1.535	2.714	2,9	5,2	-43,4%
	Amortization of goodwill	(1.342)	(2.300)	(2,5)	(4,4)	-41,7%
	Interest expense	(3.902)	(3.796)	(7,4)	(7,2)	2,8%
	Other non-operating expenses	(2.306)	(608)	(4,4)	(1,2)	279,2%
	Price level restatement	(1.127)	(98)	(2,1)	(0,2)	1053,4%
	Currency exchange result	356	(499)	0,7	(0,9)	NM
	Total	(5.844)	(3.282)	(11,1)	(6,2)	78,1%

Income before taxes		39.541	30.461	75,1	57,8	29,8%
	Income taxes	(6.722)	(6.416)	(12,8)	(12,2)	4,8%
	Tax rate	17,0%	21,1%	17,0%	21,1%

Minority interest		(685)	603	(1,3)	1,1	NM

Amort. of negative goodwill		26	25	0,0	0,0	1,1%

Net income		32.160	24.673	61,0	46,8	30,3%
	% of sales	11,4%	9,5%	11,4%	9,5%

Earnings per share		100,97	77,46	0,19	0,15	30,3%
Earnings per ADR		504,86	387,32	0,96	0,74

Weighted avg. shares (millions)		318,5	318,5	318,5	318,5

Depreciation		21.266	21.289	40,4	40,4	-0,1%
Amortization		288	308	0,5	0,6	-6,6%
EBITDA		66.939	55.339	127,1	105,0	21,0%
	% of sales	23,6%	21,4%	23,6%	21,4%

Capital expenditures		22.428	18.109	42,6	34,4	23,9%

(1) Exchange rate: US$1.00 = Ch$526.86